Invest in Easymove

Get Truck & Help On-Demand. Movers at the cost of rental truck.



GETEASYMOVE.COM   CHICAGO IL

Retail   Software   Technology   Mobile   Marketplace

ABOUT   **UPDATES** 0   **REVIEWS** 0   **ASK A QUESTION** 0

Why you may want to invest in us...

1. 🏆 Proven Operation in Chicago and NYC

2. 📈 30% User Growth MoM, 20% Revenue Growth MoM. Working with large brands like Sam's Club & ArtVan

3. 💲 $18Bn TAM, Supply & Demand Match time 5 minutes.

4. 🤝 Partnership with House of Gigs, Nal Group.

5. 📦 60 Monthly orders with average $250 cost.

6. 🚚 678 Active Service Providers and 1200 services providers are in wait list

7. 🌏 Receive Orders globally from India, Germany, Philippines, UK, Australia

WE'VE RAISED $70,626 SINCE OUR FOUNDING

Our team



Emin Aliyev
Founder / CEO
Migrated to USA from Azerbaijan 5 years ago, came to realize my American Dream. M.S in Applied Mathematics & Economic Cybernetics. Founded 2 successful technology enabled small businesses.
(in) (twitter)



Yana Aliyev
COO
Head of operations. Knowledge & skills include sales, community management, marketing. Responsible for Easymove marketing & community development.



Zaur Adigozalov
CTO
Skills include Full-Stack Software development, microservices, QA. He is responsible for managing hiring developers, support.
(in)

In the news



Entrepreneurs make pitches, showcase products at Demo Day - The Daily Memphian

Promising startup companies pitch their ideas to potential investors Thursday evening after completing business development programs in Memphis during the Summer of Acceleration.
August 4, 2020 @ dailymemphian.com

Built In Chicago's 50 Startups to Watch in 2020

Technology is Chicago's fastest-growing industry sector, having grown more 270 percent over the last decade, according to World Business Chicago. And 2019 was a model year that not only encapsulated the
January 21, 2020 @ builtinchicago.org

Product Hunt **Easymove**

Easymove connects you with professional,reliable local movers anytime you need it.

July 16, 2019 @ producthunt.com

Downloads

Investor Deck.pdf

App which changes how people move belongings

We started Easymove to make moving and delivery hassle fee. We believe that moving should to be easy, delightful and safe.
Moving is super challenging, need to dedicate time to find movers, make sure that they are legit, compare all received quotes. In average it take 2.5 weeks to find reputable, affordable movers and always have extra and hidden charges.


Easymove
On-demand marketplace which connects local trucks owners with people who need moving & furniture delivery help at negotiable flat cost

Founder Match: Why i founded Easymove!

> *I came up with this idea when moved 9 nine times in one year. Two times i got ripped off by movers. First time i received quote for $350, movers loaded my stuff and did not want to unload stuff until i pay them $700 because had extra stairs and they parked truck on the street. And second time moving company quote me $500 and in end up paying $1100 and found our that 2 movers were random guys from craigslist, and they are not company employees.*

> *As a consumer you can not do much. Only option is to call , let attorney file complain pay $1000 to start process and wait.*

> *Even renting U-haul trucks are not comfortable and expensive, because rental trucks have extra hidden charges like mileage, insurance, toll ways, gas and need to have a friend who can help you to load, unload belongings. And most people do not have experience driving moving trucks and do feel comfortable to drive it, but they had to.*


Easymove
Services

I shared my story with my friends and found out that almost everyone experience moving nightmare every single time when hire movers and expect to make extra and amount on quote. My friends told that -" Even if U-haul trucks are not the best and comfortable option but it the cheapest way to move stuff from point A to point B. It would be cool to have a

moving service at cost of rental truck."



Consumer Problem
Easymove
Large Item Moving & Delivery is a Huge Hassle
Moving Company
Expensive Service
No flexible schedule.
Less control over how to load belongings
A lot rogue movers operate. Need to vet them
** Hourly charge is $100, Truck charges is $120 need to book 2 hours as a minimum. Many movers purposely stretching time to charge more.
Rent a Truck
Load/Unload by yourself
Difficult & Expensive to rent on weekends
Spent time to pickup and drop off a truck
Additional charges: Gas, Tolls, Insurance, Mileage
Usually take more time than expected

Roughly 35.5 million Americans move each year using everything from professional movers to old station wagons. Officially every year 1 million people file complain against moving companies and overall pay $50 million extra, non-officially this number is 10 times more.

Moving Industry is $18 billion market.
IBIS Research : https://www.ibisworld.com/united-states/market-research-reports/moving-services-industry/



The Solution
Platform which will allow to hire vetted local truck owners on a budget and schedule service within 10 minutes and experience delightful moving experience
Book the service within 5 minutes on your budget and schedule
Inexpensive vetted on-demand movers will help you instantaneously
Enjoy delightful service. Save time & money

That is how i came up with idea to create Easymove, on-demand moving service, where customer get dream movers at a flat cost. No more extra, hidden charges. Customers know final price and movers upfront. All movers are background, criminal checked.

Moving Sucks! But Easymove makes it Fun!!!



Easymove: Customer Creates Moving/Delivery Task
Watch later
Share
Easymove



Our customers love and support us
Easymove
Elliptical Delivery




House Moving

2bd apartment moving

1bd apartment moving

** Initially I was a mover in order get customer feedback and ask addition questions how we can improve our platform

With Easymove you get dream moving service at affordable budget within 10 minutes!



Customer Benefits

Customers spends a week to find movers
Movers require 1 week booking notice
Customer does not know exact final service cost upfront
Movers charge hourly $110 + truck fee + mileage fee + additional stairs.
For small 1-2 items moving needs customer needs to rent a truck..
Customer can not pick movers and vehicles, only option it to rent a truck

With Easymove customer can request flat cost movers for any moving needs within 10 minutes
Easymove is faster, safer & cheaper that moving companies, and more convenient than to rent a truck

PG8

All Helpers are vetted, drug, background, criminal checked, trained and covered by commercial and cargo insurance policy. Supplied with Dolly and Moving Blankets.

Easymove started in Chicago and started to grow via word of mouth. Our customers often tell us that we need to spent more money on marketing because more people should know about Easymove and how it helps to make moving fun.

How To Monetize



The Business Model

Easymove takes 20% fee per each transaction.

Average Order costs $150 and Easymove makes $30 net revenue

1M Orders ➝ $30/Order ➝ $30M

1M orders in Chicago will allow us to generate $30M revenue annually

By launching in new cities revenue will grow

PG14 *These are forward-looking numbers that cannot be guaranteed.

We developed cutting edge technology which will simplify bulky item moving & delivery. Our business partners are using Easymove as distributed delivery workforce platform.



Easymove Technology

Intelligent Scheduling

Mobile app for iOS, Android, Web App
Efficient match and bidding system
Route Optimization

Payment / Order / Reputation tracking system

Developer, Merchant API

Let other App developers to use our moving service.
Apps like roommate finders, furniture rental, storage rentals
Let stores like MattressFirm, Ashley furniture use our distributed delivery workforce

PG17



Financials

January - September 2020

Monthly Recurring Revenue	Monthly Expenses	Monthly GMV


4,000
2,000
0
April
May
Jun
July
4,000
2,000
0
April
May
Jun
July
August
5,000
0
April
May
Jun
July
August
Average spent per customer $350
Customer Life Time Value $600
PG19
** These financials are not audited by independent CPA


Traction
January - September 2020
250
200
150
100
50
0
June
July
August
September
User Signup month over month
75
50
25
0
June
July
August
September
Placed Service Requests
Conversion Rate is 60%
PG20
** These metrics are average monthly tractions


MISSION STATEMENT
Our mission is to help people safely relocate, settle in and start their new chapter in life with remarkable experience
PG24

Investor Q&A

− COLLAPSE ALL

What does your company do?

App brings hassle-free moving and same day/hour furniture delivery, instantly connects your with local helpers with trucks at negotiable flat cost. Request a move, delivery of any size and type items with the certainty of negotiating the best rates for every occasion. Easymove is the smartest, easy way for apartment moving and furniture delivery from IKEA, Costco, Sears, Big Lots and etc. Customer tells us what, where, when he need service and we dispatch local movers.

Where will your company be in 5 years?

In next 5 years, Easymove hopes to be in 700 cities across U.S and in 650 cities across Europe and Asia. Our aim is that Easymove will be the go to platform to get truck and help any moving & furniture delivery needs. Given those assumptions, our goal is to generate $200 million in revenue annually. These projections cannot be guaranteed, but achievable with your help!

Why did you choose this idea?

I moved 9 times within 1 year and had the worst moving experience. 2 times moving company ripped me off, initial quote was for $500 but i end up paying $800 and $1000, because of hidden, extra fees. U-haul rental has also hidden fees. Every year 2k people in each state getting ripped off by movers and overall they pay $2Bn extra.

How far along are you? What's your biggest obstacle?

We preparing to launch in next 5 cities across America, and 2 cities in Eastern Europe. Negotiate terms with retails partners to become their last mile delivery service partner and let our users directly shop furniture from Easymove app.

Who competes with you? What do you understand that they don't? ⌄

We do not have direct competitors as indirect competitors are dolly, bellhops. Our merchant platform makes us more competitive and attractive for furniture retails stores. Right now, we believe Easymove is only platform for shopping furniture from local stores. Our helpers well trained and industry experts.

How will you make money? ⌄

We primarily make money on having 20% delivery fee and 10% markup on each purchased item.
Average purchase is $300 and $80 is delivery and we make $46 per one item.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Adequate working capital and business development skills are required to onboard 1000 merchants and launch in 700 cities globally by 2024.
We already proved our ability to rapidly launch and attract small furniture retailers, now we need investors provide the working capital to fuel this effort.

How has your business changed, post-COVID19 ⌄

Since Covid-19 the number of orders increased, more people started to buy furnitures because of work from home. Also we started to receive more moving orders because most families started to buy bigger houses to be able to work from home.

Why you will succeed ⌄

Our marketplace creates new market and solves pain for everyone who needs furniture delivery and moving help. Our customers know who will be helpers, they negotiate the cost and pay flat. No extra, hidden charges.
Buy allowing customer to negotiate the cost with movers we create safe and trusty platform.

We select our movers and train in order to provide delightful delivery and moving experience.

Right now Easymove is the only platform to buy furniture from local stores.

Why Easymove is better that other solutions ⌄

Easymove is faster, safer and more affordable than other moving companies and more convenient that renting U-haul truck.

Easymove is not like other moving solutions like HomeAdvisor, Thumbtack and does not act as a lead generation platform.



About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

Fundraising Playbook

Say Hello

⊡ hello@wefunder.com

🖸 Twitter

🖪 Facebook

⊙ Instagram

⚲ San Francisco